Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

March 23, 2020

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Intrado GlobeNewswire on Monday, March 23, 2020. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

On March 23, 2020 Cameco announced that it is temporarily suspending production at its Cigar Lake uranium mine in northern Saskatchewan and placing the facility in care and maintenance mode due to the threat posed by the Coronavirus (COVID-19) pandemic. Cigar Lake ore is processed at Orano Canada Inc.’s McClean Lake mill, also located in northern Saskatchewan. The decision to suspend production at Cameco’s Cigar Lake mine was made in conjunction with Orano to suspend production at their McClean Lake mill.

The operation of the Cigar Lake uranium mine will be ramped down over the coming days and placed into care and maintenance for four weeks. During this time, Cameco will assess the status of the situation and determine whether to restart the mine or extend the care and maintenance period. At full production, there are approximately 300 people working across the Cigar Lake operation at any given time. When the production suspension is fully implemented, a workforce of approximately 35 people at a time will remain on site.

Item 5 – Full Description of Material Change

On March 23, 2020 Cameco announced that it is temporarily suspending production at its Cigar Lake uranium mine in northern Saskatchewan and placing the facility in care and maintenance mode due to the threat posed by the Coronavirus (COVID-19) pandemic.

The operation will be ramped down over the coming days and placed into care and maintenance for four weeks. During this time, Cameco will assess the status of the situation and determine whether to restart the mine or extend the care and maintenance period.

Cigar Lake ore is processed at Orano Canada Inc.’s McClean Lake mill, also located in northern Saskatchewan. The decision to suspend production at Cameco’s Cigar Lake mine was made in conjunction with Orano to suspend production at their McClean Lake mill. As of March 21, 2020, total packaged production from these operations for 2020 was about 4 million pounds U3O8 (100% basis, Cameco’s share 50%).

The precautions and restrictions enacted by the federal and provincial governments, the significant degree of concern among leaders in remote isolated communities of northern Saskatchewan, and the increased challenges of maintaining the recommended physical distancing at fly-in/fly-out sites were critical factors Cameco considered in reaching this decision.

At full production, there are typically approximately 300 people working across the Cigar Lake operation at any given time. When the production suspension is fully implemented, a workforce of approximately 35 people at a time will remain on site.

Cameco is also closely monitoring the operations of its Fuel Services Division in Ontario, and will continue to operate them for as long as it remains safe to do so in order to continue a reliable supply of fuel.

This unplanned event may lead to variability in the 2020 outlook Cameco provided in its Annual MD&A, however, it is too soon to quantify what that impact might be. Cameco will continue to assess the rapidly evolving situation, and will provide an update when it can better understand what the implications for this year’s outlook might be.

The Cigar Lake operation is owned by Cameco (50.025%), Orano Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Sean A. Quinn

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6220

Item 9 – Date of Report

March 24, 2020

Caution Regarding Forward-Looking Information and Statements

Certain information in Items 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. Please refer to Cameco’s March 23, 2020 news release under the heading “Caution Regarding Forward-Looking Information and Statements” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding the operational changes, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.

Qualified Person

The above scientific and technical information related to the Cigar Lake operation was approved by Lloyd Rowson, general manager, Cigar Lake operation, who is a qualified person for the purpose of National Instrument 43-101.